SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 9 - 2007 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on May 9, 2007

Exhibit 1

FIRST QUARTER REPORT 2007

Profit before tax for the first quarter of 2007 was USD 680.2 million, including a gain of USD 643.3 million from the sale of the Norden shares

The profit forecast for 2007 of USD 780-800 before tax is maintained.

Highlights	▪
Including the profit from the sale of the Norden shares, the profit for the first quarter of 2007 was USD 680.2 million before tax and USD 674.4 million after tax. Excluding the profit from the sale of the Norden shares, the profit before tax for the first quarter of 2007 was USD 36.9 million. The profit is in line with expectations.

	▪	The cash flow from operations for the quarter was USD 48.1 million.

	▪	Earnings per share (EPS) were USD 19.5 for the first quarter of 2007 against USD 1.7 for the same period last year.

▪
Return on Invested Capital (RoIC) was 13.9% p.a., and Return on Equity (RoE) was 57.5% p.a. for the quarter. At 31 March 2007, equity amounted to USD 1,389.4 million (DKK 7,767 million). A dividend of DKK 419 million (USD 76 million) was paid in April.

▪
Product tanker rates have been in line with expectations at the end of the first quarter and going into the second quarter. The period tanker market remains strong, and we expect a sustained positive performance for the rest of the year. At 31 March, the Company had covered 40% of the remaining earning days in 2007.

	▪	In line with expectations, rates in the Bulk Division remain very high. At 31 March, the Company had covered 88% of the remaining earning days in 2007.

▪
Toward the end of the first quarter, TORM sold its entire shareholding in Norden. The shares were sold through a book-building offer at a total price of DKK 3,940 million (USD 704 million). TORM’s gain on the investment in Norden was DKK 3,599 million (USD 643 million), while the total gain of the investment incl. dividends has been DKK 4,079 million (USD 725 million).

	▪	On 17 April 2007, TORM announced that the Company intends to launch a share buyback programme in the second quarter of 2007 in the amount of DKK 2 billion.

▪
On 17 April 2007, TORM announced that the Company, in collaboration with Teekay, had entered into an agreement with OMI (NYSE:OMM) (www.omicorp.com) to acquire the entire share capital of OMI. The agreement was unanimously approved and recommended by OMI’s Board of Directors, and the offer was submitted to OMI’s shareholders on 27 April 2007 with an intended offer period of 4 weeks. TORM will take over a total of 26 product tankers, 11 of which are MR tankers, 13 Handysize tankers and two are LR1 tankers, when OMI is taken over.

▪
As a result of the sale of the Norden shares, on 2 April TORM upgraded its profit forecast for 2007 to USD 780-800 before tax. This forecast is maintained. However, transaction and restructuring costs related to the acquisition of OMI are not included in the forecast.

Teleconference
TORM’s Management will review the report on the first quarter of 2007 in a teleconference and webcast (www.torm.com) today, 9 May 2007, at 17.00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the US). A replay of the conference will be available from TORM’s website.

Contact		A/S Dampskibsselskabet TORM	Telephone +45 39 17 92 00
		Tuborg Havnevej 18	Klaus Kjærulff, CEO
DK-2900 Hellerup – Denmark

Million USD	Q1 2007	Q1 2006	2006
Income statement
Revenue	162.0	161.7	603.7
Time charter equivalent earnings (TCE)	126.1	129.5	455.4
Gross profit	69.1	86.0	271.4
EBITDA	60.4	82.0	301.0
Operating profit	45.6	66.9	242.1
Financial items	634.6	-7.6	-1.0
Profit before tax	680.2	59.3	241.1
Net profit	674.4	57.7	234.5
Balance sheet
Total assets	2,228.6	1,859.8	2,089.0
Equity	1,389.4	945.6	1,280.8
Total liabilities	839.2	914.2	808.2
Invested capital*)	1,332.8	1,281.5	1,298.5
Net interest bearing debt	659.1	676.1	662.0
Cash flow
From operating activities	48.1	75.7	232.5
From investing activities	-45.2	-119.5	-117.6
Thereof investment in tangible fixed assets	-45.3	-119.7	-262.4
From financing activities	20.3	7.4	-238.6
Net cash flow	23.2	-36.4	-123.7
Key financial figures
Margins:
TCE	77.8%	80.1%	75.3%
Gross profit	42.7%	53.2%	44.9%
EBITDA	37.3%	50.7%	49.8%
Operating profit	28.1%	41.4%	40.1%
Return on Equity (RoE) (p.a.)**)	57.5%	24.9%	21.5%
Return on Invested Capital (RoIC) (p.a.)	13.9%	21.8%	19.6%
Equity ratio	62.3%	50.8%	61.3%
Exchange rate USD/DKK, end of period	5.59	6.17	5.66
Exchange rate USD/DKK, average	5.69	6.21	5.95
Share related key figures
Earnings per share, EPS USD	19.5	1.7	6.8
Cash flow per share, CFPS USD	1.4	2.2	6.7
Share price, end of period (per share of DKK 10 each) DKK	385.9	282.6	372.0
Number of shares, end of period Million	36.4	36.4	36.4
Number of shares, (excl. treasury shares), average Million	34.6	34.8	34.7

*) Receivables from the sale of the Norden shares are not considered as being a part of invested capital.
**) Calculating Return on Equity p.a. gain from the sale of the Norden shares is not annualized.

Profit by division
Million USD	Q1 2007
	Tanker Division	Bulk Division	Not allocated	Total
Revenue	133.2	28.8	0.0	162.0
Port expenses, bunkers and commissions	-35.8	-1.1	0.0	-36.9
Freight and bunker derivatives	1.0	0.0	0.0	1.0
Time charter equivalent earnings (TCE)*)	98.4	27.7	0.0	126.1
Charter hire	-19.0	-15.4	0.0	-34.4
Operating expenses	-20.3	-2.3	0.0	-22.6
Gross Profit	59.1	10.0	0.0	69.1
Profit from sale of vessels	0.0	0.0	0.0	0.0
Administrative expenses	-9.6	-1.6	0.0	-11.2
Other operating income	2.5	0.0	0.0	2.5
Depreciation and impairment losses	-13.3	-1.5	0.0	-14.8
Operating profit	38.7	6.9	0.0	45.6
Financial items	-	-	634.6	634.6
Profit/(Loss) before tax	-	-	634.6	680.2
Tax	-	-	-5.8	-5.8
Net profit	-	-	628.8	674.4

*)    TCE is gross freight income less bunker, commissions and port expenses (TCE = Time Charter Equivalent.)

Tanker and Bulk

Tanker Division	The Tanker Division achieved an operating profit of USD 38.7 million for the first quarter of 2007.

Contrary to normal seasonal patterns, product tanker freight rates decreased in January as a consequence of the warm winter. Freight rates increased in February to an expected level for the season, subsequently freight rates have been in line with expectations.

There were major differences between the product tanker markets in the Eastern and the Western Hemispheres, the MR markets in the West obtaining substantially better rates than the market in the East. TORM had a majority of vessels in the Western Hemisphere, which contributed favourably to earnings.

The tanker market was affected by the following factors in the first quarter of 2007: Positive impact:

	•	Low, and diminishing, stocks of refined oil products in the Western Hemisphere.
	•	Strong demand for petrol in the US.
	•	A cold spell at the end of winter in the US.

Negative impact:

	•	Geo-political unrest.
	•	A warm winter in Europe and the US.
	•	Increased use of nuclear power in Japan, reducing the use of fuel oil.

In the first quarter of 2007, TORM’s Tanker Division obtained freight rates that were 34% lower for the LR2 segment, 15% lower for the LR1 segment and 8% lower for the MR segment, relative to the first quarter of 2006.

The number of earning days for TORM in the LR2 segment was up by 36% compared with the first quarter of 2006. The number of earning days for TORM in the LR1 and MR segments increased by 40% and 3% respectively. Compared with the fourth quarter of 2006, the number of earning days was up by 3% for TORM’s tanker fleet as a whole.

Tanker Division	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Change Q1 06 - Q1 07
LR2 (Aframax, 90-110,000 DWT)
Available earning days	529	527	642	703	702	36%
Per earning day (USD):
Earnings (TCE)*)	40,814	21,507	27,282	25,940	26,738	-34%
Operating expenses**)	-5,464	-6,695	-7,141	-5,614	-7,542	38%
Operating cash flow***)	30,787	12,058	17,333	18,674	17,076	-45%
LR1 (Panamax, 75-85,000 DWT)
Available earning days	912	1.060	1.194	1.193	1,279	40%
Per earning day (USD):
Earnings (TCE)*)	32,845	23,530	28,843	25,588	27,784	-15%
Operating expenses**)	-5,730	-5,254	-6,450	-5,109	-6,793	19%
Operating cash flow***)	19,203	11,974	13,105	11,526	12,279	-36%
MR (45,000 DWT)
Available earning days	1,599	1,632	1,642	1,627	1,654	3%
Per earning day (USD):
Earnings (TCE)*)	26,614	24,755	25,306	21,861	24,520	-8%
Operating expenses**)	-7,199	-7,320	-6,660	-6,197	-7,288	1%
Operating cash flow***)	20,225	18,251	19,392	16,365	16,987	-16%

*)	TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses including the effect from realized hedge transactions on freight income and bunkers.
**)	Operating expenses for own vessels.
***)	TCE earnings less operating expenses and charter hire.

Bulk Division	The Bulk Division achieved an operating profit of USD 6.9 million for the first quarter of 2007.

The level of freight rates in the Panamax segment was very high in the first quarter of 2007. The development in bulk rates is still largely dependent on the development in individual markets, primarily China and Australia but also India, Japan and South America.

In the first quarter of 2007, freight rates in the bulk market were primarily positively affected by increased demand for iron ore and coal, in particular. Due to insufficient port capacity, the quarter was characterized by long waits, mainly in Australian ports, which further pushed up freight rates.

Demand for tonnage was strong enough for the bulk market to be able to absorb a relatively large addition of newbuildings in the first quarter of 2007.

The number of available earning days for TORM in the Panamax segment was 6% lower in the first quarter of 2007 compared with the first quarter of 2006.

Bulk Division	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Change Q1 06 - Q1 07
Panamax (60-80,000 DWT)
Available earning days	1,346	1,382	1,234	1,234	1,260	-6%
Per earning day (USD):
Earnings (TCE)*)	20,324	18,343	18,402	20,272	22,102	9%
Operating expenses**)	-4,572	-4,576	-5,662	-4,020	-5,099	12%
Operating cash flow***)	9,430	7,681	6,872	9,846	8,170	-13%
Handysize (20-35,000 DWT)
Available earning days	179	124
Per earning day (USD):
Earnings (TCE)*)	12,479	11,899
Operating expenses**)	-4,583	-4,583
Operating cash flow***)	7,897	9,700

*)	TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
**)	Operating expenses for own vessels.
***)	TCE earnings less operating expenses and charter hire.

Other activities
Other (non-allocated) activities consist of financial items of USD 635 million and tax of USD -5.8 million. Financial items comprise a gain on the investment in Norden of USD 643 million and interest expenses of USD 9.4 million. Tax relating to the sale of the Norden shares amounts to USD -5.9 million.

Fleet development	In the first quarter of 2007, TORM took delivery of TORM Ugland, jointly owned with J. B. Ugland Shipping Singapore Pte. Ltd.

At the end of the first quarter of 2007, TORM’s fleet consisted of 36.5 vessels: 31.5 product tankers and 5 bulk carriers.

	31 December 2006	Addition	Disposal	31 March 2007
LR2 / Aframax	7.0	-	-	7.0
LR1 / Panamax	6.0	TORM Ugland	-	6.5
MR	18.0	-	-	18.0
Tanker	31.0	-	-	31.5
Panamax	5.0	-	-	5.0
Bulk	5.0	-	-	5.0
Total	36.0	-	-	36.5

Planned fleet changes		At the beginning of 2007, TORM contracted a further 3 MR product tankers for delivery in 2010. Planned deliveries are as follows.

When the OMI is taken over, TORM will take over an additional 26 product tankers, 11 of which are MR tankers, 13 Handysize tankers and 2 are LR1 tankers.

Furthermore, TORM has chartered in 18 product tankers on long-term charters, of which 10 already form part of the fleet. In addition, TORM holds purchase options on 3 of the charters. The options can be exercised in 2009 and beyond.

TORM has chartered in 18 Panamax bulk carriers on long-term charters, of which 9 already form part of the fleet. In addition, TORM holds purchase options on 13 of the charters. The options can be exercised in 2007 and beyond.

Pools		At 31 March 2007, the 3 product tanker pools comprised 89 vessels. At the end of 2007, the 3 pools are expected to comprise 97 vessels, excluding the addition of vessels from OMI.

Results

First quarter 2007
The first quarter of 2007 showed a gross profit of USD 69 million, against USD 86 million in the same quarter of 2006. The profit before depreciation (EBITDA) for the period was USD 60 million against USD 82 million in the first quarter of 2006.

Depreciation amounted to USD 15 million in the first quarter of 2007.

The operating profit for the first quarter of 2007 was USD 46 million, against USD 67 million in the same quarter of 2006. Of this amount, the Tanker and Bulk Divisions contributed USD 39 million and USD 7 million, respectively.

At the end of the first quarter, TORM sold its entire shareholding in Norden at a price of DKK 3,940 million (USD 704 million). The gain on the investment in Norden of DKK 3,599 million (USD 643 million) is recognized in financial items. The gain on the shareholding since 31 December 2006 is DKK 354 million (USD 71 million).

Financial items were positive in the amount of USD 635 million, against a negative amount of USD 8 million in the same quarter of 2006.

Profit after tax was USD 674 million, against USD 58 million in the first quarter of 2006.

Assets		Total assets rose during the first quarter of 2007 from USD 2,089 million to USD 2,229 million, primarily as a result of an increase in the value of the Norden shares.

Liabilities		The Company’s net interest bearing debt fell from USD 662 million to USD 659 million in the first quarter of 2007. The Company has significant undrawn credit facilities at its disposal.

Equity
In the first quarter of 2007, equity was up from USD 1,281 million to USD 1,389 million. This was a result of earnings and the value increase in the Norden shareholding during the period. The equity at 31 March 2007 is not affected by the full gain of the Norden shareholding, as the increase in value until 31 December 2006 was already included in the equity at the beginning of the year. Equity as a percentage of total assets rose from 61.3% at 31 December 2006 to 62.3% at 31 March 2007.

At 31 March 2007, TORM held 1,782,182 treasury shares, corresponding to 4.9% of the Company’s share capital, which is unchanged from 31 December 2006.

Subsequent events		On 17 April 2007, TORM announced that the Company intends to launch a share buyback programme in the second quarter of 2007 in the amount of DKK 2 billion.

On 17 April 2007, TORM announced that the Company, in a 50/50 collaboration with Teekay, had entered into an agreement with OMI (NYSE:OMM) (www.omicorp.com) to offer the shareholders in OMI to acquire the entire share capital of OMI. The agreement was unanimously approved and recommended by OMI’s Board of Directors, and the offer was submitted to OMI’s shareholders on 27 April 2007. The offer expires on 25 May 2007, if it is not extended. When the company is taken over, TORM will take over a total of 26 product tankers, 11 of which are MR tankers, 13 Handysize tankers and 2 are LR1 tankers.

The takeover of OMI is an important step toward fulfillment of TORM's long-term strategy, ”Greater Earning Power”. TORM considers OMI’s fleet and organization to be well matched to TORM's own fleet and organization and expects to create significant values from the integration of the two companies and the ongoing operation of the combined fleet.

Expectations
TORM maintains the profit forecast for 2007 of USD 780-800 million, as stated in Stock Exchange Announcement No. 4 of 2 April 2007. However, transaction and restructuring costs related to the acquisition of OMI are not included in the forecast

Sensitivity
At the beginning of the second quarter of 2007, 88% of the earning days remaining in the year for the Company’s Panamax bulk carriers were covered. For the Tanker Division, approximately 40% of the remaining earning days for the year were covered at the beginning of the second quarter.

A change in freight rates of USD 1,000 per day of the rates not yet covered in the remaining three quarters of 2007 would, all other things being equal, lead to a change in net profit of USD 7.7 million.

At 31 March, TORM had hedged the price for 5.6% of its bunker requirements for 2007, and the market value of these contracts was USD -0.1 million.

Safe Harbor Forward-looking statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share

The price of a TORM share was DKK 385.9 as of 31 March 2007, against DKK 372.0 at the beginning of the year – an increase of DKK 13.9, corresponding to a return of 3.7% in the quarter.

Accounting policies

The financial statements for the first quarter of 2007 have been prepared using the same accounting policies as for the Annual Report 2006.

The accounting policies are described in more detail in the Annual Report 2006.

The quarterly report for the first quarter of 2007 is unaudited, in line with the normal practice.

Information

Teleconference
TORM will host a telephone conference for financial analysts and investors on 9 May 2007 at 17:00 Copenhagen time (CET), reviewing the interim report for the first quarter of 2007. The conference call will be hosted by Klaus Kjærulff, CEO, and Mikael Skov, COO, and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the US). The teleconference will also be webcast via TORM’s website www.torm.com. The presentation material can be downloaded from the website.

Next reporting		TORM’s financial report for the first half of 2007 will be released on 9 August 2007.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 31 March 2007.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report for 2007.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 9 May 2007

	Management	Board of Directors
	Klaus Kjærulff, CEO	Niels Erik Nielsen, Chairman
	Mikael Skov, COO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Ditlev Engel
Gabriel Panayotides
Nicos Zouvelos

About TORM
TORM is one of the World's leading carriers of refined oil products and has significant activi-ties in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM's commitment to safety, environmental responsibility and customer service.

About TORM

TORM was founded in 1889. The Company conducts business all over the World and is headquartered in Copenhagen, Denmark. TORM's shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD). For more information, visit www.torm.com.

Income statement

Million USD	Q1 2007	Q1 2006	2006
Revenue	162.0	161.7	603.7
Port expenses, bunkers and commissions	-36.9	-36.3	-148.9
Freight and bunkers derivatives	1.0	4.1	0.6
Time Charter Equivalent Earnings (TCE)	126.1	129.5	455.4
Charter hire	-34.4	-23.4	-106.3
Operating expenses	-22.6	-20.1	-77.7
Gross profit	69.1	86.0	271.4
Resultat ved salg af skibe	0.0	0.0	54.4
Administrationsomkostninger	-11.2	-7.1	-34.6
Andre driftsindtægter	2.5	3.1	9.8
Afskrivninger og tab ved værdiforringelse	-14.8	-15.1	-58.9
Operating profit	45.6	66.9	242.1
Financial items	634.6	-7.6	-1.0
Profit before tax	680.2	59.3	241.1
Tax	-5.8	-1.6	-6.6
Net profit	674.4	57.7	234.5
Earnings per share, EPS (USD)	19.5	1.7	6.8
Earnings per share, EPS (DKK)*)	110.8	10.3	40.3
*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

Income statement by quarter

Million USD	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07
Revenue	161.7	137.1	158.0	146.9	162.0
Port expenses, bunkers and commissions	-36.3	-37.8	-36.4	-38.4	-36.9
Freight and bunkers derivatives	4.1	3.6	-5.8	-1.3	1.0
Time Charter Equivalent Earnings (TCE)	129.5	102.9	115.8	107.2	126.1
Charter hire	-23.4	-22.6	-28.5	-31.8	-33.4
Operating expenses	-20.1	-20.5	-20.5	-16.6	-22.6
Gross profit	86.0	59.8	66.8	58.8	69.1
Profit from sale of vessels	0.0	19.4	34.8	0.2	0.0
Administrative expenses	-7.1	-8.8	-6.4	-12.3	-11.2
Other operating income	3.1	2.0	2.6	2.1	2.5
Depreciation and impairment losses	-15.1	-14.8	-14.4	-14.6	-14.8
Operating profit	66.9	57.6	83.4	34.2	45.6
Financial items	-7.6	23.2	-10.3	-6.3	634.6
Profit before tax	59.3	80.8	73.1	27.9	680.2
Tax	-1.6	0.0	-6.2	1.2	-5.8
Net profit	57.7	80.8	66.9	29.1	674.4

Assets

Million USD	31 March 2007	31 March 2006	31 December 2006
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings	0.4	0.9	0.4
Vessels and capitalized dry-docking	1,141.7	1,140.5	1,136.4
Prepayments for vessels	208.8	120.7	183.3
Other plant and operating equipment	3.3	2.3	3.6
Total tangible fixed assets	1,354.2	1,264.4	1,323.7

Financial fixed assets
Other investments	11.5	340.2	644.4

TOTAL NON-CURRENT ASSETS	1,365.7	1,604.6	1,968.1
CURRENT ASSETS
Inventories of bunkers	14.3	12.1	12.1
Freight receivables, etc.	50.7	40.1	49.7
Other receivables	30.7	23.8	21.5
Prepayments	6.8	8.2	4.6
Receivables from the sale of Norden shares	704.2	0.0	0.0
Cash and cash equivalents	56.2	120.3	33.0
	862.9	204.5	120.9
Non-current assets held for sale	0.0	50.7	0.0
TOTAL CURRENT ASSETS	862.9	255.2	120.9
TOTAL ASSETS	2,228.6	1,859.8	2,089.0

Liabilities and Equity

Million USD	31 March 2007	31 March 2006	31 December 2006
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-7.7	-18.1
Revaluation reserves	7.9	275.6	579.8
Retained profit	1,248.9	473.4	574.5
Proposed dividend	73.9	132.4	73.9
Hedging reserves	11.7	6.9	5.6
Translation reserves	4.0	3.9	4.0
TOTAL EQUITY	1,389.4	945.6	1,280.8
LIABILITIES
Non-current liabilities
Deferred tax	62.6	56.0	62.8
Mortgage debt and bank loans	659.4	735.7	639.1
TOTAL NON-CURRENT LIABILITIES	722.0	791.7	701.9

Current liabilities
Mortgage debt and bank loans	55.9	60.7	55.9
Trade payables	16.1	18.1	18.7
Current tax liability	11.5	9.6	4.6
Other liabilities	31.0	32.0	26.0
Deferred income	2.7	2.1	1.1
TOTAL CURRENT LIABILITIES	117.2	122.5	106.3

TOTAL LIABILITIES	839.2	914.2	808.2
TOTAL EQUITY AND LIABILITIES	2,228.6	1,859.8	2,089.0

Equity at 1 January – 31 March 2007

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation
	shares	shares	profit	dividends	reserves	reserves	reserves	Total

Equity at 1 January 2007	61.1	-18.1	574.5	73.9	579.8	5.6	4.0	1,280.8
Changes in equity Q1 2007:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-	-	-	-	-	-	0.0	0.0

Reversal of deferred gain/loss on hedge instruments at the beginning of year	-	-	-	-	-	-5.6	-	-5.6

Deferred gain/loss on hedge instruments at the end of the period	-	-	-	-	-	11.7	-	11.7

Fair value adjustment on available for sale investments	-	-	-	-	71.4	-	-	71.4
Transfer to profit or loss on sale of available for sale investments	-	-	-	-	-643.3	-	-	-643.3

Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-571.9	6.1	0.0	-565.8
Net profit for the period			674.4					674.4
Total recognized income/expenses for the period	0.0	0.0	674.4	0.0	-571.9	6.1	0.0	108.6
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-	-	-	-	0.0
Dividends paid on treasury shares	-	-	-	-	-	-	-	0.0
Exchange rate adjustment on dividends paid	-	-	-	-	-	-	-	0.0
Total changes in equity Q1 2007:	0.0	0.0	674.4	0.0	-571.9	6.1	0.0	108.6
Equity at 31 March 2007	61.1	-18.1	1,248.9	73.9	7.9	11.7	4.0	1,389.4

Equity at 1 January – 31 March 2006

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation
	shares	shares	profit	dividends	reserves	reserves	reserves	Total

Equity at 1 January 2006	61.1	-7.7	415.3	132.4	296.4	3.3	3.9	904.7
Changes in equity Q1 2006:
Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-	-	-	-	-	-	0.0	0.0

Reversal of deferred gain/loss on hedge instruments at the beginning of year	-	-	-	-	-	-3.3	-	-3.3

Deferred gain/loss on hedge instruments at the end of the period	-	-	-	-	-	6.9	-	6.9

Reversal of fair value adjustment on available for sale investments at the beginning of the year	-	-	-	-	-296.4	-	-	-296.4

Fair value adjustment on available for sale investments at period end	-	-	-	-	275.6	-	-	275.6

Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-20.8	3.6	0.0	-17.2
Net profit for the period			57.7					57.7
Total recognized income/expenses for the period	0.0	0.0	57.7	0.0	-20.8	3.6	0.0	40.5
Purchase treasury shares, cost	-	0.0	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	0.0	-	-	-	-	-	0.0
Dividends paid	-	-	-	-	-	-	-	0.0
Dividends paid on treasury shares	-	-	-	-	-	-	-	0.0
Exchange rate adjustment on dividends paid	-	-	-	-	-	-	-	0.0
Exercise of share options	-	-	0.4	-	-	-	-	0.4
Total changes in equity Q1 2006:	0.0	0.0	58.1	0.0	-20.8	3.6	0.0	40.9
Equity at 31 March 2006	61.1	-7.7	473.4	132.4	275.6	6.9	3.9	945.6

Cash flow statement

Million USD	Q1 2007	Q1 2006	2006
Cash flow from operating activities
Operating profit	45.6	66.9	242.1
Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	-54.4
Reversal of depreciation and impairment loss	14.8	15.1	58.9
Reversal of other non-cash movements	6.3	5.5	6.0
Dividends received	0.2	0.2	26.4
Interest income and exchange rate gains	0.6	1.1	10.1
Interest expenses	-9.4	-10.3	-40.7
Income taxes paid	0.7	0.0	-3.1
Change in inventories, accounts receivables and payables	-10.7	-2.8	-12.8
Net cash inflow/(outflow) from operating activities	48.1	75.7	232.5
Cash flow from investing activities
Investment in tangible fixed assets	-45.3	-119.7	-262.4
Investment in equity interests and securities	0.0	0.2	0.2
Sale of non-current assets	0.1	0.0	144.6
Net cash inflow/(outflow) from investing activities	-45.2	-119.5	-117.6
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	25.5	11.2	162.1
Repayment/redemption, mortgage debt	-5.2	-3.8	-256.2
Dividends paid	0.0	0.0	-134.1
Purchase/disposal of treasury shares	0.0	0.0	-10.4
Cash inflow/(outflow) from financing activities	20.3	7.4	-238.6
Increase/(decrease) in cash and cash equivalents	23.2	-36.4	-123.7
Cash and cash equivalents, beginning balance	33.0	156.7	156.7
Cash and cash equivalents, ending balance	56.2	120.3	33.0

Quarterly cash flow statement

Million USD	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07
Cash flow from operating activities
Operating profit	66.9	57.6	83.4	34.2	45.6
Adjustments:
Reversal of profit from sale of vessels	0.0	-19.4	-34.8	-0.2	0.0
Reversal of depreciation and impairment loss	15.1	14.8	14.4	14.6	14.8
Reversal of other non-cash movements	5.5	2.2	-2.5	0.8	6.3
Dividends received	0.2	26.2	0.0	0.0	0.2
Interest income and exchange rate gains	1.1	6.3	1.3	1.4	0.6
Interest expenses	-10.3	-10.7	-10.2	-9.5	-9.4
Income taxes paid	0.0	0.0	0.0	-3.1	0.7
Change in inventories, accounts receivables and payables	-2.8	-12.4	11.1	-8.7	-10.7
Net cash inflow/(outflow) from operating activities	75.7	64.6	62.7	29.5	48.1
Cash flow from investing activities
Investment in tangible fixed assets	-119.7	-56.8	-18.4	-67.5	-45.3
Investment in equity interests and securities	0.2	0.0	0.0	0.0	0.0
Sale of non-current assets	0.0	89.8	62.2	-7.4	0.1
Net cash inflow/(outflow) from investing activities	-119.5	33.0	43.8	-74.9	-45.2
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	11.2	87.7	2.9	60.3	25.5
Repayment/redemption, mortgage debt	-3.8	-111.3	-58.7	-82.4	-5.2
Dividends paid	0.0	-134.1	0.0	0.0	0.0
Purchase/disposal of treasury shares	0.0	-10.4	0.0	0.0	0.0
Cash flow from financing activities	7.4	-168.1	-55.8	-22.1	20.3
Increase/(decrease) in cash and cash equivalents	-36.4	-70.5	50.7	-67.5	23.2
Cash and cash equivalents, beginning balance	156.7	120.3	49.8	100.5	33.0
Cash and cash equivalents, ending balance	120.3	49.8	100.5	33.0	56.2

Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

Million USD	Net income Q1 2007	Equity 31 March 2007
As reported under IFRS	674.4	1,389.4
Adjustments:
Deferred gain on a sale/lease back	1.1	-12.0
Deferred tax	-0.3	3.4
Total adjustments	0.8	-8.6
According to US GAAP	675.2	1,380.8

For a review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
                       (registrant)

Dated: May 10, 2007                                                     By:  /s/ Klaus Kjærulff
       Klaus Kjærulff
       Chief Executive Officer

SK 03810 0001 772591